Exhibit (a)(1)(B)

May 1, 2009	PIN: 9999999
{Name}
{Address}
{City, State and Zip}

Subject:	Stock Option Exchange Offer
Dear {Name};
We are pleased to offer you this one-time voluntary opportunity to surrender eligible outstanding stock options with exercise prices significantly higher than the current market price of our common stock in exchange for a lesser amount of new stock options with a lower exercise price (the "Exchange Offer”). The number of new stock options granted will be determined according to exchange ratios based on the exercise prices of your surrendered stock options. The exchange ratios are explained in the enclosed Offer to Exchange document. Whether or not to participate in the Exchange Offer is completely your decision. If you choose not to participate, you do not need to take any action and you will simply keep your outstanding eligible stock options with their current terms and conditions. The Exchange Offer opened at 12:01 a.m., Pacific, on Friday May 1, 2009 and ends at 5:00 p.m., Pacific, on Friday, May 29, 2009, unless extended.
Eligibility:
Only eligible partners with eligible stock options can participate in the Exchange Offer. Eligibility criteria are explained in the enclosed Offer to Exchange document. You are likely an eligible partner with eligible stock options by virtue of receiving this packet of information.
In this Exchange Offer packet:
This packet contains important information about the Exchange Offer, including:
•	Personal Identification Number (“PIN”), located on the upper-right hand corner of this letter (your PIN is required to participate online);

•	Offer to Exchange document describing the terms and conditions of the Exchange Offer;

•	Frequently Asked Questions (included in the Offer to Exchange document);

•	Personalized paper election form, listing your eligible stock options, exchange ratios and the number of new stock options for which your eligible stock options can be exchanged; and

•	Personalized paper notice of withdrawal, in the event you decide to withdraw your election before the Exchange Offer expires.
Certain international partners will have country-specific documents to complete in order to participate. If you are one of those partners, your country-specific documents are also enclosed. We are making this offer on the terms and subject to the conditions described in the Offer to Exchange document, election form and notice of withdrawal.

How to participate:
You have two ways to elect to participate or modify a previous election in the Exchange Offer:
1.	Stock Option Exchange Program Website:

Use the Stock Option Exchange Program Website established for the Exchange Offer at https://www.corp-action.net/starbucks.

2.	Mail:

You may complete the enclosed paper election form and send it to BNY Mellon Shareowner Services (“BNYMellon”) at the addresses noted on the form. You must return your completed and signed election form only to BNYMellon.
Submissions by any other means, including delivery directly to Fidelity, Starbucks or its subsidiaries, will NOT be accepted.
The most cost-effective way to make your exchange election(s) is on the Stock Option Exchange Program Website available at https://www.corp-action.net/starbucks. The cost (paid by Starbucks) for access to the Website is significantly lower than the fee to process a paper election form.
Deadline:
If you choose to participate in the Exchange Offer, your election(s) must be submitted online and/or your properly completed and signed paper election form must be received by BNYMellon by 5:00 p.m., Pacific, on Friday, May 29, 2009, unless this deadline is extended. If the deadline is extended, we will provide appropriate notice of the extension and the new deadline no later than 6:00 a.m., Pacific, on the business day after the previous deadline. The expiration deadline will be strictly enforced. Please note that no paper election forms will be accepted unless they are properly completed, signed and received by BNYMellon before the deadline, even if they are mailed or postmarked before the deadline. If you choose to participate in the Exchange Offer, your new stock options will be granted with an exercise price equal to the closing price of Starbucks common stock on the new stock option grant date, which is expected to be the next business day after the expiration of the Exchange Offer (e.g., June 1, 2009 for a May 29, 2009 expiration date).
Withdrawal:
If you wish to withdraw some or all of your previously surrendered eligible stock options from the Exchange Offer, you must notify BNYMellon of your withdrawal election either online through the Stock Option Exchange Program Website or by mail. The deadline for submitting a withdrawal election is the same as the deadline for submitting an election form, as discussed above.
Informational Sessions:
Beginning in May, we intend to provide informational sessions for eligible partners in the U.S. and International markets to discuss the details of the Exchange Offer and the process for participation. More information about the sessions will be posted on the Portal and distributed to stores and regional support centers. These sessions are not a substitute for carefully reviewing the enclosed materials and are not intended to provide a comprehensive overview of the program.
You should carefully read the enclosed information, and you are encouraged to consult your own outside tax, financial and legal advisors as you deem appropriate before you make any decision whether to participate in the Exchange Offer. Participation involves risks that are discussed in the “Risk Factors” section of the Offer to Exchange document. No one from Starbucks or BNYMellon is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.

If you have questions about the Exchange Offer or how to participate, please contact the BNY Mellon Shareowner Services Customer Service Center, available 24 hours a day, 5 days a week (i.e., 12:00 a.m. Monday to 9:00 p.m. Friday, Pacific) at the numbers below:
From within North America: 1-866-221-4118
From outside North America (other than Chile): 800-327-61460
From Chile: (201) 680-6875
TDD (U.S. only): 1-800-231-5469 or (201) 680-6610 (6:00 a.m. to 2:00 p.m. daily, Monday – Friday, Pacific)
Warm regards,
Howard Schultz
chairman, president and chief executive officer

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